Subject to Completion Preliminary Term Sheet dated February 28, 2025

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-275898

(To Prospectus and Prospectus Supplement, each dated December 20, 2023, and Product Supplement EQUITY LIRN-1 dated December 27, 2023)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	March , 2025 March , 2025 March , 2027
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Regional Banking ETF
▪	Maturity of approximately two years
▪	2-to-1 upside exposure to increases in the SPDR® S&P® Regional Banking ETF (the “Market Measure”), subject to a capped return of [43.00% to 47.00%]
▪	1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
▪	All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada.
▪	No periodic interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes.”
▪	Limited secondary market liquidity, with no exchange listing
▪	The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States.

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $8.98 and $9.48 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to RBC	$ 9.80	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

March    , 2025

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Summary

The Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Regional Banking ETF, due March    , 2027 (the “notes”) are our senior unsecured debt securities. The notes are not insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC.

The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the SPDR® S&P® Regional Banking ETF (the “Market Measure”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, reduce the economic terms of the notes to you and the price at which you may be able to sell the notes in any secondary market. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” below.

Terms of the Notes	Redemption Amount Determination

Issuer:	Royal Bank of Canada (“RBC”)
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The SPDR® S&P® Regional Banking ETF (Bloomberg symbol: “KRE”)
Starting Value:	The Closing Market Price of the Market Measure on the pricing date
Ending Value:	The average of the Closing Market Prices of the Market Measure times the Price Multiplier on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-23 of product supplement EQUITY LIRN-1.
Price Multiplier:	1, subject to adjustment for certain events relating to the Market Measure, as described beginning on page PS-28 of product supplement EQUITY LIRN-1
Threshold Value:	100.00% of the Starting Value
Participation Rate:	200%
Capped Value:	[$14.30 to $14.70] per unit, which represents a return of [43.00% to 47.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and a hedging-related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agent:	BofA Securities, Inc. (“BofAS”)

On the maturity date, you will receive a cash payment per unit determined as follows:

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY LIRN-1 dated December 27, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000114036123059833/ef20017525_424b5.htm

▪	Series J MTN prospectus supplement dated December 20, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

▪	Prospectus dated December 20, 2023: https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from us, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this term sheet to “Royal Bank of Canada,” the “Bank,” “we,” “us,” “our” or similar references mean only RBC.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪	You anticipate that the Market Measure will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Market Measure decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

▪	You are willing to forgo dividends and other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪	You believe that the Market Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or have other benefits of directly owning shares of the Market Measure or the securities held by the Market Measure.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Capped Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 100.00% of the Starting Value and a hypothetical Capped Value of $14.50 per unit (the midpoint of the Capped Value range of [$14.30 to $14.70]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 100.00, the Participation Rate of 200%, a hypothetical Capped Value of $14.50 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value and Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Market Measure” section below. The Ending Value will not include any income generated by dividends paid on the Market Measure, which you would otherwise be entitled to receive if you invested in the Market Measure directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.40	4.00%
103.00	3.00%	$10.60	6.00%
105.00	5.00%	$11.00	10.00%
110.00	10.00%	$12.00	20.00%
120.00	20.00%	$14.00	40.00%
122.50	22.50%	$14.50(3)	45.00%
130.00	30.00%	$14.50	45.00%
140.00	40.00%	$14.50	45.00%
150.00	50.00%	$14.50	45.00%
200.00	100.00%	$14.50	45.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Redemption Amount Calculation Examples:

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 50.00
= $5.00 Redemption Amount per unit

Example 2
The Ending Value is 102.00, or 102.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 102.00
= $10.40 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 130.00
= $16.00, however, because the Redemption Amount for the notes cannot exceed the hypothetical Capped Value, the Redemption Amount will be $14.50 per unit
Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY LIRN-1, page S-3 of the MTN prospectus supplement and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.

Valuation- and Market-related Risks

▪	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on dividends, interest rates and volatility, price-sensitivity analysis and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the value of the Market Measure, our internal funding rate and the inclusion in the public offering price of the underwriting discount and the hedging-related charge, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Market Measure, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

▪	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Market Measure.

▪	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027
▪	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure. See “Description of LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY LIRN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the notes are uncertain. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and significant aspects of the tax treatment of the notes are uncertain. Moreover, the notes may be subject to the “constructive ownership” regime, in which case certain adverse tax consequences may apply upon your disposition of a note. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Additional Risk Factors

The securities held by the Market Measure are concentrated in one industry. As a result, the securities that will determine the performance of the notes are concentrated in one industry. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Market Measure, the return on the notes will be subject to certain risks similar to those associated with direct equity investments in the regional banking and financial services industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple industries.

Adverse conditions in the regional banking and financial services industry may reduce your return on the notes. All or substantially all of the stocks held by the Market Measure are issued by companies whose primary line of business is directly associated with the regional banking and financial services industry. The profitability of these companies is largely dependent on, among other things, industry competition, interest rates, geopolitical events, the ability of borrowers to repay loans, government regulation and supply and demand for the products and services offered by such companies. Any adverse developments affecting the regional banking and financial services industry could adversely affect the price of the Market Measure and the value of the notes.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

The Market Measure

All information contained in this term sheet regarding the SPDR® S&P® Regional Banking ETF (the “KRE”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, the SPDR Series Trust and SSGA Funds Management, Inc. (“SSGA FM”). The KRE is an investment portfolio maintained and managed by SSGA FM, the investment adviser to the KRE. The consequences of any discontinuance of the KRE are discussed in the section entitled “Description of LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” in product supplement EQUITY LIRN-1. None of us, the calculation agent, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the KRE or any successor. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the KRE in connection with the offer and sale of the notes. The KRE is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “KRE.”

The KRE seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Regional Banks Select IndustryTM Index (the “S&P Regional Banks Select Industry Index”). The S&P Regional Banks Select Industry Index is a modified equal-weighted index that is designed to measure the performance of the Global Industry Classification Standard (“GICS®”) regional banks sub-industry of the S&P Total Market Index. For more information about the S&P Regional Banks Select Industry Index, please see “The S&P Regional Banks Select Industry Indices” below.

In seeking to track the performance of the S&P Regional Banks Select Industry Index, the KRE employs a “sampling” strategy, which means that the KRE is not required to purchase all of the securities represented in the S&P Regional Banks Select Industry Index. Instead, the KRE may purchase a subset of the securities in the S&P Regional Banks Select Industry Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the S&P Regional Banks Select Industry Index. The quantity of holdings in the KRE will be based on a number of factors, including asset size of the KRE. Based on its analysis of these factors, SSGA FM either may invest the KRE’s assets in a subset of securities in the S&P Regional Banks Select Industry Index or may invest the KRE’s assets in substantially all of the securities represented in the S&P Regional Banks Select Industry Index in approximately the same proportions as the S&P Regional Banks Select Industry Index, as determined by SSGA FM to be in the best interest of the KRE in pursuing its objective.

While SSGA FM seeks to track the performance of the S&P Regional Banks Select Industry Index (i.e., achieve a high degree of correlation with the S&P Regional Banks Select Industry Index), the KRE’s return may not match the return of the S&P Regional Banks Select Industry Index for a number of reasons. For example, the return on the sample of securities purchased by the KRE (or the return on securities not included in the S&P Regional Banks Select Industry Index) may not correlate precisely with the return of the S&P Regional Banks Select Industry Index. The KRE incurs a number of operating expenses not applicable to the S&P Regional Banks Select Industry Index, and incurs costs in buying and selling securities. In addition, the KRE may not be fully invested at times, either as a result of cash flows into or out of the KRE or reserves of cash held by the KRE to meet redemptions. SSGA FM may attempt to track the S&P Regional Banks Select Industry Index’s return by investing in fewer than all of the securities in the S&P Regional Banks Select Industry Index, or in some securities not included in the S&P Regional Banks Select Industry Index, potentially increasing the risk of divergence between the KRE’s return and that of the S&P Regional Banks Select Industry Index. Changes in the composition of the S&P Regional Banks Select Industry Index and regulatory requirements also may impact the KRE’s ability to match the return of the S&P Regional Banks Select Industry Index. SSGA FM may apply one or more “screens” or investment techniques to refine or limit the number or types of issuers included in the S&P Regional Banks Select Industry Index in which the KRE may invest. Application of such screens or techniques may result in investment performance below that of the S&P Regional Banks Select Industry Index and may not produce results expected by SSGA FM. Index tracking risk may be heightened during times of increased market volatility or other unusual market conditions.

The SPDR® Series Trust is a registered investment company that consists of a separate investment portfolio for the KRE. Information provided to or filed with the SEC by the SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov.

The S&P Select Industry Indices

All information contained in this term sheet regarding the S&P Regional Banks Select Industry Index (a “Select Industry Index” and along with other Select Industry Indices not described here, the “Select Industry Indices”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Select Industry Indices are calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, any of the Select Industry Indices.

The Select Industry Indices are modified equal-weighted indices that are designed to measure the performance of stocks composing specific GICS® sub-industries or groups of sub-industries in the S&P Total Market Index. Membership is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements.

The S&P Total Market Index

The S&P Total Market Index (the “S&P TM Index”) offers broad market exposure to companies of all market capitalizations, including all eligible U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TM Index.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

The S&P Regional Banks Select Industry Index

The S&P Regional Banks Select Industry Index is a modified equal-weighted index that is designed to measure the performance of the GICS® regional banks sub-industry of the S&P TM Index. The S&P Regional Banks Select Industry Index is reported by Bloomberg L.P. under the ticker symbol “SPSIRBK.”

Select Industry Index Eligibility

To qualify for membership in a Select Industry Index, at each quarterly rebalancing, a company must satisfy the following criteria:

(1)	be a member of the S&P TM Index;

(2)	be included in the relevant GICS® sub-industries for the relevant Select Industry Index (stocks included in such sub-industry, “primary stocks”);

(3)	meet one of the following float-adjusted market capitalization (“FMC”) and float-adjusted liquidity ratio (“FALR”) requirements:

a.	be a current constituent, have an FMC greater than or equal to US$300 million and have an FALR greater than or equal to 50%;

b. have an FMC greater than or equal to US$500 million and an FALR greater than or equal to 90%; or

c.	have an FMC greater than or equal to US$400 million and an FALR greater than or equal to 150%.

In the event that fewer than 35 stocks are selected for each Select Industry Index using the eligible primary stocks, certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks) based on a process established by S&P Dow Jones. Additionally, minimum FMC requirements may be relaxed for all Select Industry Indices to ensure that there are at least 22 stocks in each Select Industry Index as of each rebalancing effective date.

Liquidity. An FALR, defined as the annual dollar value traded divided by the FMC, is used to measure liquidity. Using composite pricing and consolidated volume (excluding dark pools) across all venues (including historical values), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings or spin-offs that do not have 365 calendar days of trading history. In these cases, the dollar value traded available as of the evaluation date is annualized. Liquidity requirements are reviewed during the quarterly rebalancings. The price, shares outstanding and IWF (as defined below) are used to calculate the FMC.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the relevant Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancings due to ownership restrictions.

Multiple Share Classes. Some companies in the S&P TM Index are represented by multiple share classes. As of December 2015, each company in the Select Industry Indices is represented once by the primary listing, which is generally the most liquid share line.

Calculation of the Select Industry Indices

The Select Industry Indices are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by means of the divisor methodology used by S&P Dow Jones for the Select Industry Indices.

The index value of each Select Industry Index is simply the market value of that Select Industry Index divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value =

where N is the number of stocks in the index, is the price of stock i, is total shares outstanding of stock i, is the float factor of stock i (as defined below), and is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

where Z is an index-specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company’s total shares outstanding for long-term strategic shareholders, who often have interests such as maintaining control rather than the shorter-term economic fortunes of the company. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital and special equity firms, asset managers and insurance companies with direct board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings, and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant Select Industry Index.

Divisor. Continuity in index values of each Select Industry Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant Select Industry Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each Select Industry Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that Select Industry Index. The divisor of each Select Industry Index is adjusted such that the index value of that Select Industry Index at an instant just prior to a change in base capital equals the index value of that Select Industry Index at an instant immediately following that change.

Constituent Weightings

At each quarterly rebalancing, companies are initially equally weighted, with adjustments made to ensure that no individual constituent’s index weight exceeds the value that can be traded in a single day for a given theoretical portfolio value ranging from US$500 million to US$2,000 million (the “Theoretical Portfolio Value”). Theoretical Portfolio Values are determined and reviewed annually by an S&P Dow Jones’ index committee (the “Index Committee”). Any updates to Theoretical Portfolio Values are made at the discretion of the Index Committee and announced to the clients with ample lead time.

S&P Dow Jones calculates a maximum basket liquidity weight for each constituent in the Select Industry Indices using the ratio of the constituent’s three-month median daily value traded to the Theoretical Portfolio Value as of the last business day of February, May, August, and November for the rebalancing effective after the closing on the third Fridays of March, June, September, and December, respectively. Each constituent’s initial equal weight is compared to the calculated maximum basket liquidity weight, and the constituent’s weight is set to the lesser of the maximum basket liquidity weight or the initial equal weight.

If the resulting weights fail to sum to 100%, the weight of the constituent with the lowest maximum basket liquidity weight from the remining equal weighted constituents is increased to the maximum basket liquidity weight. The relevant Select Industry Index then equal weights the remaining constituents again. This process repeats iteratively until no equal weight stock exceeds the assigned maximum basket liquidity weight and the resulting weights sum to 100%.

If necessary, a final adjustment is made to ensure that no stock in a Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments. If any of the Select Industry Indices contain exactly 22 stocks as of the rebalancing effective date, the relevant Select Industry Index is equally weighted without basket liquidity constraints.

Maintenance of the Select Industry Indices

Membership of the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. For selection purposes, all Select Industry Indices use shares outstanding and IWF figures as of the rebalancing effective date. Closing prices as of the second Friday of the rebalancing month are used for setting index shares. The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such change will be announced by S&P Dow Jones with proper advance notice where possible.

The table below summarizes the treatment of certain corporate actions.

Corporate Action	Treatment
Company addition/deletion

Addition Only

Stocks are added between rebalancings only if a deletion in the relevant Select Industry Index causes the constituent count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. A new stock is added to that Select Industry Index at the weight of the deleted stock.

Deletion Only

A stock is deleted from the relevant Select Industry Index if dropped from the S&P TM Index. If a deletion causes the number of stocks in the relevant Select Industry Index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. The weights of all stocks in that Select Industry Index will proportionately change, due to the absolute change in the number of index constituents. Relative weights will stay the same. The index divisor will change due to the net change in the market capitalization of that Select Industry Index.

Change in shares outstanding	Shares outstanding changes are offset by an AWF. There is no change to the market capitalization of the relevant Select Industry Index and no divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by the split ratio. Stock price is adjusted by the split ratio. There is no change to the market capitalization of the relevant Select Industry Index and no divisor adjustment.
Spin-off	In the case of spin-offs, the Select Industry Indices will follow the S&P TM Index’s treatment of the action. In general, both the parent and spin-off company will remain in the relevant Select Industry Index until the subsequent rebalancing. The spin-off company is added to the relevant Select Industry Index at a zero price at
Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027
the close of the day before the ex-date. No price adjustment is applied to the parent and there is no divisor change. If the spin-off company is dropped from the S&P TM Index, the weight of the spun-off company is added back to the parent stock’s weight after at least one day of trading.
Change in IWF	IWF changes are offset by an AWF. There is no change to the market capitalization of the relevant Select Industry Index and no divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the relevant Select Industry Index does not make any adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to that Select Industry Index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the market capitalization of the relevant Select Industry Index causes a divisor adjustment.
Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption that the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The change in price and shares is offset by an AWF to keep the market capitalization (stock weight) of the relevant Select Industry Index unchanged. There is no change to the market capitalization of that Select Industry Index and no divisor adjustment.

In the case of mergers involving two index constituents, the merged entity remains in the relevant Select Industry Index provided it satisfies the eligibility criteria. If the merged entity qualifies for inclusion in the relevant Select Industry Index, the stock deemed the target is dropped, the index shares for the acquirer will remain unchanged, and the weightings of the remaining constituents adjust proportionally.

If a constituent’s GICS® classification changes to an ineligible sub-industry for a Select Industry Index, the constituent is removed at the subsequent rebalancing.

Governance of the Select Industry Indices

The Index Committee maintains the Select Industry Indices. All Index Committee members are full-time professional members of S&P Dow Jones’ staff. The Index Committee meets regularly. At each meeting, the Index Committee reviews pending corporate actions that may affect the Select Industry Indices constituents, statistics comparing the composition of the Select Industry Indices to the market, companies that are being considered as candidates for addition to a Select Industry Index and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

The following graph shows the daily historical performance of the KRE on its primary exchange in the period from January 1, 2015 through February 24, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On February 24, 2025, the Closing Market Price of the KRE was $60.97. The graph below may have been adjusted to reflect certain actions, such as stock splits and reverse stock splits.

Historical Performance of the KRE

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This historical data on the KRE is not necessarily indicative of the future performance of the KRE or what the value of the notes may be. Any historical upward or downward trend in the price per share of the KRE during any period set forth above is not an indication that the price per share of the KRE is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the KRE.

Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which reduces the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”) and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your MLPF&S financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Structuring the Notes

The notes are our debt securities. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under market-linked notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity, which we refer to as our internal funding rate. The lower internal funding rate, along with the fees and charges associated with market-linked notes, reduce the economic terms of the notes to you and result in the initial estimated value of the notes on the pricing date being less than their public offering price. Unlike the initial estimated value, any value of the notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the notes than if our initial internal funding rate were used.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-20 of product supplement EQUITY LIRN-1.

Capped Leveraged Index Return Notes®	TS-14

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated December 20, 2023.

United States Federal Income Tax Considerations

You should review carefully the section in the accompanying product supplement entitled “U.S. Federal Income Tax Summary.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Market Measure. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a note.

In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat the notes for U.S. federal income tax purposes as pre-paid cash settled derivative contracts, as described in the section entitled “U.S. Federal Income Tax Summary—U.S. Holders” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the notes and our counsel’s opinion are based on market conditions as of the date of this preliminary term sheet, each is subject to confirmation on the pricing date. A different tax treatment could be adverse to you. Generally, if this treatment is respected, subject to the potential application of the “constructive ownership” regime discussed below, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your notes should be treated as short-term capital gain or loss unless you have held the notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

Even if the treatment of the notes as pre-paid cash settled derivative contracts is respected, purchasing a note could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the note, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our counsel is unable to opine as to whether or how Section 1260 applies to the notes.

We do not plan to request a ruling from the IRS regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Non-U.S. holders. As discussed under “U.S. Federal Income Tax Summary—Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final term sheet for the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the potential application of the “constructive ownership” regime, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Capped Leveraged Index Return Notes®	TS-15

Capped Leveraged Index Return Notes®
Linked to the SPDR® S&P® Regional Banking ETF, due March , 2027

Supplemental Benefit Plan Investor Considerations

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

•	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or any of our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (i) the design and terms of the notes, (ii) the purchaser or holder’s investment in the notes, (iii) the holding of the notes or (iv) the exercise of or failure to exercise any rights we or any of our affiliates, or the purchaser or holder, has under or with respect to the notes;

•	we and our affiliates have acted and will act solely for our own account in connection with (i) all transactions relating to the notes and (ii) all hedging transactions in connection with our or our affiliates’ obligations under the notes;

•	any and all assets and positions relating to hedging transactions by us or any of our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

•	our interests and the interests of our affiliates are adverse to the interests of the purchaser or holder; and

•	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

See “Benefit Plan Investor Considerations” in the accompanying prospectus.

Capped Leveraged Index Return Notes®	TS-16